FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

Canadian National Railway Company

Table of Contents

Item

1.       CN announces US$600-million debt offering

Item 1

North America’s Railroad

NEWS RELEASE

CN announces US$600-million debt offering

MONTREAL, Nov. 4, 2014 — CN (TSX: CNR) (NYSE: CNI) today announced a public two-tranche debt offering of US$600 million, comprised of US$250 million Floating Rate Notes due 2017, and US$350 million 2.95% Notes due 2024. CN expects to close the offering on Nov. 14, 2014, subject to customary closing conditions.

CN plans to use the net proceeds from the offering for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.

The debt offering is being made in the United States under an effective shelf registration statement CN filed on Dec. 3, 2013. The joint book-running managers of the debt offering are: Citigroup Global Markets Inc., RBC Capital Markets, LLC, and Wells Fargo Securities, LLC.  The co-managers of the debt offering are HSBC, BMO Capital Markets, BNP PARIBAS, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities (USA), Inc., Scotiabank, TD Securities, and US Bancorp.

A copy of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting Citigroup Global Markets Inc., Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, toll free: 1-800-831-9146, email: prospectus@citi.com; RBC Capital Markets, LLC, Three World Financial Center, 200 Vesey Street, New York, NY 10281, Attention: Debt Capital Markets, toll free: 1-866-375-6829, email: usdebtcapitalmarkets@rbccm.com; or Wells Fargo Securities, LLC, 608 2nd Avenue, South Minneapolis, MN 55402, Attention: WFS Customer Service, toll free: 1-800-645-3751, email: wfscustomerservice@wellsfargo.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements relating to potential debt refinancing or potential purchases of common shares for cancellation under a normal course issuer bid as well as with respect to the timing and completion of the proposed debt offering, which is subject to customary termination rights and closing conditions. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions, and CN’s Board of Directors has discretion in the use of the proceeds from the offering to which this news release relates. The Company cautions that its assumptions may not materialize and that economic conditions may render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks and assumptions detailed from time to time in reports filed by CN with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks and assumptions.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN transports approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America.

Contacts:

Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 4, 2014	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel